

December 17, 2021

Michael P. Rama
Chief Financial Officer
Blink Charging Co.
605 Lincoln Road, 5th Floor
Miami Beach, FL 33139-3024

      Re: Blink Charging Co.
          Form 10-K for the Year Ended December 31, 2020
          Filed March 31, 2021
          File No. 001-38392

Dear Mr. Rama:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing